August 17, 2005

VIA EDGAR

Securities and Exchange Commission
Office of Mergers and Acquisitions
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Mara Ransom

Re: Fleetwood Enterprises, Inc. Registration Statement on Form S-4

Ladies and Gentlemen,

     Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Act"), the undersigned registrant (the "Registrant") hereby requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of its Registration Statement on Form S-4 (File No. 333-126799), together with all exhibits thereto (the "Registration Statement"). The Registration Statement was originally filed with the Commission on July 22, 2005.

     The Registration Statement related to a proposed offering of convertible senior subordinated debentures of the Registrant in exchange for the outstanding convertible trust preferred securities of Fleetwood Capital Trust, an affiliate of the Registrant (the "Transaction"). On August 16, 2005, the Registrant issued a press release announcing that it had decided not to proceed with the Transaction due to recent changes in the relationships among market prices of the Registrant's common stock and its other securities that rendered the Transaction uneconomical at this time. Accordingly, the Registrant requests that the Commission consent to the withdrawal of the Registration Statement, on the grounds that such withdrawal is consistent with the public interest and the protection of investors as contemplated by Rule 477(a) of the Act. The Registration Statement has not been declared effective, and no securities have been issued or sold pursuant to the Registration Statement.

     In accordance with the foregoing, the Registrant hereby respectfully requests that the Commission issue a written order granting the withdrawal of the Registration Statement. It is the Registrant's understanding under Rule 477(b) of the Act that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen calendar days after such date, the Commission notifies the Registrant that this application will not be granted.

     The Registrant further requests that, in accordance with Rule 457(p) of the Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant's account for future use.

     If you have any questions regarding this application for withdrawal, please contact the undersigned at (951) 351-3500. Thank you for your attention to this matter.

                                            Sincerely,

                                            Fleetwood Enterprises, Inc.



                                     By:    /s/ Boyd R. Plowman
                                           ---------------------------
                                     Name:  Boyd R. Plowman
                                     Title: Executive Vice President
                                            and Chief Financial Officer